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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check One):

       [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
         For Period Ended: year ended December 31, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-F
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
________________________________________________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
         Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

________________________________________________________________________________

Part I--Registrant Information
________________________________________________________________________________

    Full Name of Registrant:                    PROVIDENT AMERICAN CORPORATION
    Former Name if Applicable:
    Address of Principal Executive Office:      2500 DeKalb Pike
                                                Norristown, PA 19404-0511

________________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]Yes[ ]No

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due
date; and                                              [X] Yes [ ] No

         (c) The accountant=s statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.             [ ] Yes [X] No

________________________________________________________________________________

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Part III--Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                  See Schedule AA@ attached hereto.


________________________________________________________________________________

Part IV--Other Information
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification

Benedict J. Iacovetti, Chief Financial Officer   (610)            279-2500
----------------------------------------------   -----       -----------------
           (Name)                             (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See press release attached hereto as Schedule "B."

                         PROVIDENT AMERICAN CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1997                       By  /s/ Benedict J. Iacovetti
                                                -------------------------
                                                Name: Benedict J. Iacovetti
                                                Title:   Chief Financial Officer



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                                   Schedule A

         On December 22, 1997, PAMCO's independent auditors, Coopers & Lybrand, LLP ("C&L"), resigned. This action was taken without prior warning. There were no accounting irregularities or reportable events which prompted the C&L resignation decision, as was detailed in our previous 8-K filing (a copy of which is attached hereto) with the Commission. The C&L resignation created significant timing difficulties with respect to interviewing and retaining a new auditing firm. Preliminary discussions with several auditing firms indicated that the audit of the 1997 financial statements could not be completed in time for the Company to file its Form 10-K on a timely basis. The Company then renewed discussions with C&L, at which time the Company requested that C&L reconsider its decision and told C&L that it was placing the Company in a tenuous position regarding the Company's ability to file its Form 10-K on a timely basis. C&L declined to reconsider.

         After a lengthy interview process, which encompassed detailed discussions with many accounting firms, varying in size from several of the largest international firms, several national firms, and even several regional accounting firms, PAMCO selected BDO Seidman, LLP ("BDO") as its new auditors. A Form 8-K was also filed in this regard. This appointment became effective on February 23, 1998.

         BDO informed the Company's management that, given the timing of its appointment as auditors and the need for retention of a new actuarial firm, its audit of the Company's financial statements and issuance of its report thereon could not be completed by the March 31, 1998 deadline for filing the Company's 1997 Form 10-K. It should be noted that the actuarial function had previously been performed by C&L. In coordination with the hiring of BDO as the Company's new auditors, PAMCO also engaged the actuarial firm of Milliman & Robertson, Inc. ("M&R") to conduct a comprehensive study of the Company's health insurance products, including a detailed review of the claim reserve adequacy as of December 31, 1997, a detailed review of the Company's deferred acquisition costs, including the recoverability of such costs from the projected future cash flows of the underlying insurance products, a review of the adequacy of the Company's premium rates in relation to the insurance benefits provided under our various product forms, as well as a review of the Company's life insurance businesses. M&R was hired to perform these services on February 23, 1998, and has just recently begun their data gathering and analysis procedures.


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         Because M&R's analysis described the preceding paragraph and resulting report thereon will be relied upon by BDO in the conduct of its audit (both statutory and GAAP), the completion of the 1997 audited financial statements is expected to be delayed until both BDO and M&R complete their respective procedures and issue their reports.

         We have had discussions with BDO and M&R with regard to doing everything in their power to expedite the audit, and they have been extremely cooperative. However, given the recent appointment of BDO and M&R and the time each needs to complete its work, the Company anticipates that it will not be in a position to file its 1997 Form 10-K until June 1998.

         Clearly, the resignation of C&L was beyond the control of the Company. Nonetheless, the Company will do everything in its power to file its Form 10-K as expeditiously as possible.


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                                   Schedule B

For Immediate Release:            Contact:      John Gillin
March 24, 1998                                  Provident American Corporation
                                                (610) 279-2500

                                       or:      Kevin McGrath
                                                Cameron Associates
                                                (212) 245-8800





                      PROVIDENT AMERICAN TO DELAY FILING OF
                           ANNUAL REPORT ON FORM 10-K



         NORRISTOWN, PA, March 24, 1998 -Provident American Corporation, (NASDAQ:PAMC), an insurance holding company specializing in the marketing of managed-care health insurance to individuals and small businesses, today announced that its Annual Report on Form 10-K, for the year ended December 31, 1997, would not be filed by March 31, 1998.

         As previously reported, the Company's independent auditors, coopers & Lybrand, LLP resigned in late December 1997. Thereafter, the Company interviewed auditing firms, and, effective February 23, 1998, selected BDO Seidman, LLP as the Company's new auditors. In addition, the Company's actuarial consultant Milliman & Robertson will provide assistance in various areas relating to the audit.

         In light of the untimely resignation of Coopers & Lybrand LLP and the time required for new auditors to complete the work associated with the audit of the year end financial statements, it is not expected that the Company will be in a position to release its 1997 year end financial results or file its Annual Report on Form 10-K until June 1998.

         However, it is anticipated that the Company will report a fourth quarter 1997 operating loss. In addition, the Company, is reviewing the potential write-down of deferred policy acquisition costs relating to its health insurance business. Restructuring charges will also be incurred as a result of the outsourcing of various insurance administrative functions to HealthPlan Services, Inc. These potential write-downs would result in a significant reduction of intangible assets.

         While the Company has just recently begun its year end audit process, and any actual adjustments or write-downs will be subject to a comprehensive examination and analysis, the Company estimates that it may incur a net loss after special charges in the range of $12-15 million for the fourth quarter of 1997, as compared with net income of $1 million for the fourth quarter of 1996. For the year ended December 31, 1997, the Company estimates that it may incur a net loss in excess of $20 million, as compared with net income of $16 million for the year ended December 31, 1996.


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         In response to these events and circumstances and the increasingly competitive nature of the health insurance business, Provident American has implemented several managed care initiatives which the Company expects will improve its loss ratio and return it to profitability. These initiatives include an increase in premium rates, more stringent front-end underwriting standards, greater penalties for out-of-network usage, and administrative changes to increase policyholder persistency. Effective January 1, 1998, Provident American also began outsourcing all its current health insurance, policy issuance, billing and claims to HealthPlan Services Corporation. The outsourcing agreement has enabled the Company to concentrate its efforts on sales, marketing, and product design.

         Provident American is an insurance holding company specializing in the marketing of managed-care health insurance through the underwriting of unique, affordable health care and life policies to individuals and small businesses, a $300 billion annual premium market.

         This press release includes forward-looking statements, particularly relating to the anticipated release date of financial results for the year ended December 31, 1997, the Company's estimates regarding a net loss for the fourth quarter of 1997, and the results of present initiatives, which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are made in reliance on the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Prospective investors are cautioned that forward-looking statements are not guarantees of future performance. For further information about these and other factors that could affect the Company's future results, please see the Company's filings with the Securities and Exchange Commission. Copies of these filings are available upon request from the Company.